SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         SALIVA DIAGNOSTIC SYSTEMS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of class of securities)

                                   795427202
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                                 (CUSIP number)

   Samuel M. Krieger, Esq., Suite 1440, 39 Broadway, New York, New York 10006
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 14, 1999
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 7 Pages)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 795427202               SCHEDULE 13D                 Page 2 of _ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Biscount Overseas, Ltd. ("Reporting Entity")
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      SEE ITEM 5 BELOW                                                  (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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                  7     SOLE VOTING POWER

                        SEE ITEM 5 BELOW  Reporting Entity: 10,960,338
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               SEE ITEM 5 BELOW Reporting Entity: 10,960,338
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5 BELOW Reporting Entity: 10,960,338
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      SEE ITEM 5 BELOW Reporting Entity: 59%
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14    TYPE OF REPORTING PERSON*

      Reporting Entity: CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM  1. Security and Issuer

            Common Stock, $.01 par value
            SALIVA DIAGNOSTIC SYSTEMS, INC.
            4th Floor, 419 Park Avenue South
            New York, New York 10016

ITEM  2. Identity and background:

            1. Reporting Entity

            a. Biscount Overseas, Ltd.
            b. c/o J. Owadyeh, 3 Freilagr Str., Zurich, Switzerland CH-8043
            c. State of Organization: Switzerland
               Principal Business: Investments
            d. None
            e. None

            Name of Executive Officers and Principal Members of Reporting Entity

            a. J. Owadyeh - President and Managing Director
            b. 3 Freilagr Str., Zurich, Switzerland CH-8043
            c. Investor
            d. None
            e. None
            f. Switzerland

ITEM 3. Source and Amount of Funds or Other Consideration

            Source:     Working capital of Reporting Entity
            Amount:     $2,000,000
                        Reporting Entity acquired $2,000,000 in liquidation value of Class B convertible preferred stock of the Issuer together with $145,000 in Class B Preferred Stock for penalties and has, to the date of this Schedule 13D, converted $2,145,000 in liquidation value of such shares into10,860,338 shares of Common Stock of the Issuer (see
                        Item 5 below)

ITEM 4. Purpose of Transaction

      The Shares deemed to be beneficially owned by the Reporting Entity were acquired for, and are being held for, investment purposes. The Reporting Entity has no plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5. Interest in Securities of Issuer

            a.&b. All of the information given below is as of April 13,2000. Percentages are based on the information supplied by the Issuer's counsel that, as of April 13, 2000 there were 8,960,386 shares of Common Stock outstanding

            Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $.01, of the Issuer, indicated below. Each such person is deemed to beneficially own the percentage of the outstanding shares indicated below. Each such person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that it is deemed to beneficially own.

Name                 Shares         Warrants(1)     Total          Per Cent(2)
----------------     ----------     -----------     ----------     -----------

Reporting Entity     10,860,338     100,000         10,960,338     59%

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(1)   Included although the exercise price of $3.375 per share is currently substantially above the current market price of approximately $0.75 per share of Common Stock and it is currently unlikely that the warrants will be exercised.
(2) For Reporting Entity, taking into account shares to be issued on the exercise of the warrants.

            c. Recent transactions by the Reporting Entity are as follows:

            On March 2, 1999, the Reporting Entity converted 500 shares of Class B Preferred Stock, having an aggregate liquidation preference of $500,000, into 1,364,516 shares of Common Stock based on a conversion rate of $0.3664 per share, which were sold by the Reporting Entity in March 2000.

            On October 14, 1999, the Reporting Entity converted 1,645,000 shares of Class B Preferred Stock, having an aggregate liquidation preference of $1,645,000, into 9,495,822.4 shares of Common Stock based on a conversion rate of $0.1788 per share.

            The Company is also obligated to pay the Reporting Entity penalties for its failure to timely cause a Registration Statement for the Reporting Person to become effective.

            None of the executive officers, directors or other persons controlling the Reporting Entity, owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer (other than those owned by the Reporting Person.)

            Except as set forth above the Reporting Entity has not sold any shares of Common Stock of the Issuer.

            d. N/A

            e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

ITEM 7. Material to be filed as Exhibits

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 30, 2000                                   BISCOUNT OVERSEAS, LTD.
-----------------------
[Date]

                                        By: /s/ J. Owadyeh
                                           -----------------------------
                                                J. OWADYEH
                                        Title:  President
                                              --------------------------

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.